Filed Pursuant to Rule 253(g)(2)
File No. 024-12334

1st stREIT OFFICE INC.

SUPPLEMENT NO. 7 DATED OCTOBER 16, 2024
TO THE OFFERING CIRCULAR DATED FEBRUARY 8, 2024

This document (“Supplement”) supplements, and should be read in conjunction with, the offering circular of 1st stREIT Office Inc. (the “Company”), dated February 8, 2024, filed by the Company with the Securities and Exchange Commission (the “SEC”) as part of its offering statement that was qualified by the SEC on February 8, 2024, as previously supplemented (collectively, the “Offering Circular”). Capitalized terms not defined in this Supplement are as defined in the Offering Circular.

The purpose of this supplement is to disclose a new loan agreement executed by 1SO Midtown III LLC and guaranteed by the Company.

Secured Note Payable - Servbank

As disclosed in the 1st stREIT Office Inc. (the “Company”) Supplement No. 4 dated September 29, 2023 to the Offering Circular dated October 19, 2022 filed with the Securities and Exchange Commission (the “SEC”), upon acquiring the Midtown III property, through 1SO Midtown III LLC (“Midtown III LLC”), a wholly-owned subsidiary of 1st stREIT Office Operating Partnership LP (the “Operating Partnership”), the Company began exploring financing options with third party lenders. On October 16, 2024, Midtown III LLC obtained a $10,000,000 secured promissory note (“Servbank Note Payable”) from Servbank, SB. The Servbank Note Payable is secured by a mortgage on the Midtown III property, assignment of leases, rents and fixtures, security agreement, pledge of monies and conditions to grants and bears interest at 5.550% per annum. Commencing on December 1, 2024 and continuing for two years, interest-only payments are due monthly. Commencing on November 1, 2026, monthly payments of interest and principal are due until October 15, 2029 (the “Maturity Date”) with two options to extend the Maturity Date one year each if certain conditions are met. The Servbank Note Payable is guaranteed by the Company and requires certain convenants to be met on a semiannual basis beginning on December 31, 2025.

The proceeds from the Servbank Note Payable, less closing costs, were used by the Operating Partnership to redeem OP Units issued to Jeffrey Karsh, the Company’s CEO, who funded the purchase of the Midtown III property in exchange for OP Units. With this redemption, Mr. Karsh’s total OP Unit holdings were reduced from 3,036,831 to 1,651,695.